Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

	YEAR ENDED SEPTEMBER 30,										THREE MONTHS ENDED DECEMBER 31,
	2001		2002		2003		2004		2005		2005

Earnings:
Earnings before income taxes (a)	$1,650		1,622		1,452		1,893		2,200		585
Fixed charges	376		321		322		311		323		75

Earnings, as defined	$2,026		1,943		1,774		2,204		2,523		660

Fixed Charges:
Interest expense	$304		250		246		234		243		55
One-third of all rents	72		71		76		77		80		20

Total fixed charges	$376		321		322		311		323		75

Ratio of Earnings to Fixed Charges	5.4	x	6.1	x	5.5	x	7.1	x	7.8	x	8.8	x

(a)	Represents earnings from continuing operations before income taxes and cumulative effect of change in accounting principle and minority interests in the income of consolidated subsidiaries with fixed charges.